Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

August 1, 2005

VIA EDGAR AND FED EX

Peggy Kim

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington D.C. 20549

Apple REIT Seven, Inc.

Form S-11, Filed June 6, 2005

File No. 333-125546

Dear Ms. Kim:

We are responding on behalf of our client, Apple REIT Seven, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Principal Executive Officer, dated July 5, 2005. Simultaneously with the submission of this letter, we are filing pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-11.

This letter, together with pre-effective Amendment No. 1, seeks to respond to the comments in your letter dated July 5, 2005. Pre-effective Amendment No. 1 is marked to show changes from the Registration Statement on Form S-11 filed June 6, 2005. A copy of the marked document is included with the copy of this letter being hand delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No.1 marked “Courtesy Copy” included in the package hand delivered to you via Fed Ex.

This letter repeats the comments from your letter of July 5, 2005, together with responses on behalf of the Company.

General

1.	We note that you intend to increase the price to $11 per unit after you sell the minimum offering amount. Please note that it is our view that a change in the offering price would constitute a different transaction. As a practical matter, you may commence the new offering by means of a post-effective amendment to your registration statement, rather than filing a new registration statement on Form S-11. Please note that such a post-effective amendment will require a complete update of the information in the registration statement, including the financial statements. Please confirm that you will file a post-effective amendment to begin the new offering at $11.

The Company acknowledges and confirms that it will file a post-effective amendment to begin the new offering at $11 per unit.

August 1, 2005

2.	We note that while many REITs are organized in Maryland, you are organized in Virginia. Please tell us whether you believe there are any material differences between the two states’ laws and explain any differences. For instance, please discuss Virginia law with respect to anti-takeover provisions, stockholder rights, indemnification and the amendment of a REIT’s charter and bylaws. In addition, please add appropriate disclosure in the risk factors and tax discussion.

We have expanded and revised the disclosure pertaining to anti-takeover provisions in the Company’s bylaws. Please see page 23 in the current filing. Virginia has both “affiliated transaction” and “control share acquisition” statutory provisions that can affect tender offers and other takeover attempts. However, since these are triggered at share ownership levels above the 9.8% ownership limitation in the Company’s bylaws based on REIT qualification considerations, we do not believe these are of direct importance, since the 9.8% bylaw limitation will, as a rule, be more restrictive. Thus, the revised disclosure (see page 24 in the current filing) refers to Virginia law but does not discuss the Virginia law provisions in detail. Maryland also has “affiliated transaction” and “control share acquisition” statutory provisions that are similar to those in Virginia law. We believe that the same comments made above with respect to the relevance of Virginia law to the Company would also apply to the corresponding Maryland law provisions.

We have added to the “Federal Income Tax Considerations” section disclosure as to the bylaw limitation on share ownership. Please see pages 67 and 68 in the current filing.

3.	Please tell us how unit holders will receive notice that the Series B convertible preferred shares have been converted and that the Series A preferred shares will terminate and no longer have any priority distribution on liquidation. Please also tell us Mr. Knight’s intentions or plans regarding the conversion of the Series B convertible preferred shares.

The Company would notify unitholders of the occurrence of an event resulting in conversion of the Series B convertible preferred shares through one or more of the following methods, as required by law and as best designed to provide notice to unitholders: (1) disclosure in a prospectus supplement if the Company’s offering is still ongoing; (2) disclosure via a Report on Form 8-K; (3) disclosure in a periodic report (a quarterly or annual report) sent to unitholders; and/or (4) a letter to unitholders. The Company would make whatever disclosure is required by law and would make additional disclosure by other means (such as a letter to investors) depending upon the nature of the event triggering conversion and the timing of the event in relation to already scheduled communications to shareholders (such as a quarterly report already scheduled to be sent, into which notification of the conversion of the Series B convertible preferred shares could be inserted).

At the present time, Mr. Knight has no particular intentions other than to hold the Series B convertible preferred shares. If this changes, any disclosure required by law and reasonably calculated to inform investors would, of course, be made.

August 1, 2005

4.	Please provide us copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff’s review of those items.

The only material responsive to this request is the Company’s logo, which is set forth on the cover page to the prospectus and the chart appearing on page 3 of the current filing. Copies of these are also included with this letter.

5.	Please disclose your internet address, if you have one. Refer to Item 101(e)(3) of Regulation S-K.

The Company has no internet address at this time.

Cover Page

6.	Please revise to limit the cover page to one page. Refer to Item 501(b) of Regulation S-K. Although we realize the limited space available on the cover page, we note that the current organization of the cover page could be revised to comply. For example, please consider reducing the font size of your logo, rather than any other text and consider presenting the cover page risk factors in two-column format. You could also revise the bullet point disclosure to more succinctly describe each risk since they are described in more detail in the risk factor section.

The cover page has been revised, as suggested, so as to limit the text to a single page.

7.	Clarify in the last sentence of the third paragraph that Wachovia Bank, N.A. is also a lender on a credit line as mention[ed] on page 5. In light of this credit agreement, please confirm our understanding that Wachovia will refund all funds received from investors in the event the minimum threshold is not met even when an outstanding balance on the credit line remains.

The requested clarification has been added as indicated on the cover page. On behalf of the Company, we also confirm that Wachovia will refund all funds received from investors in the event the minimum threshold is not met, even if there is an outstanding balance on the credit line at that time.

Suitability Standards

8.	Please confirm our understanding that the disclaimers relating to Marriott and Hilton Hotels do not apply to your executive officer Justin Knight who serves on the Marriott Owners Advisory Council and the Hilton Garden Inn Advisory Council as mentioned on page 44.

We confirm that the referenced disclaimers relating to Marriott and Hilton do not apply to the Company’s executive officer Justin Knight in his capacity as a member of the Marriott Owners Advisory Council and the Hilton Garden Inn Advisory Council and an appropriate modification to the disclaimers reflecting this has been made.

August 1, 2005

Summary

Apple Seven Advisor[s] and Apple Suites Realty, page 2

9.	Please revise to disclose the ownership interests of Apple Seven Advisors, which owns 10 units, and Mr. Knight who owns 240,000 Series B convertible preferred shares.

The requested revisions have been made on page 3 of the current filing.

Conflicts of Interest – beginning on page 5

10.	We note disclosure in the prospectus for Apple REIT Six dated April 23, 2004 that Mr. Knight was subject to a non-competition clause in an employment agreement with Cornerstone Realty Income Trust, a real estate investment trust. Specifically, the agreement prevented Apple Six from purchasing properties in particular states where Cornerstone purchases, or might purchase, properties. It appears that although Cornerstone merged with Colonial Properties Trust to become its own public company as described on page 42 of your document, the Cornerstone employment agreement was subject to extension for one year after termination of Knight’s employment with Cornerstone. Please disclose the extent, if any, to which Mr. Knight, and therefore, Apple REIT Seven, may be subject to any limitations imposed by the non-competition clauses in the employment agreement with Cornerstone.

Under the merger agreement between Cornerstone and Colonial Properties Trust, that merger resulted in termination of the employment agreement by Cornerstone, rather than Mr. Knight, with the result that there is no remaining non-competition provision applicable to Mr. Knight pursuant to the employment agreement. Accordingly the Company will not be subject to any limitations in purchasing properties in particular states pursuant to the employment agreement. The employment agreement, specifically including any non-competition provision, is terminated.

11.	We note the affiliation between Apple Reit Seven Advisors, Apple Suites Realty, and Mr. Knight. We note also that Mr. Knight serves as a principal for competing prior programs that have the same investment objectives as Apple Seven. Please discuss the extent to which Apple Seven Advisors, Apple Suites Realty, and Mr. Knight may experience conflicts relating to decisions on the purchase or disposition of property for the benefit of other programs they may service based on any higher fees and/or commissions payable to them as compared to those fees or commissions payable from Apple Seven. You should provide a more detailed discussion of any advantageous fee structures exercised by the other affiliated programs in the compensation and conflict of interest sections on page 28 and 29, and/or the risk factor section as appropriate.

Please see disclosure that the Company has added responsive to your comment on pages 39 and 40 of the current filing. As noted in the disclosure, we note on behalf of the

August 1, 2005

Company that the fee structure of the Company relative to Mr. Knight is the same as the fee structure between Apple REIT Six, Inc. and Apple Hospitality Five, Inc., on the one hand, and, Mr. Knight, on the other hand. The fee structure between Apple Hospitality Two, Inc. and Mr. Knight was also the same before the merger between Apple Hospitality Two, Inc. and Apple Suites, Inc., effective January 31, 2003. In connection with this merger, Apple Hospitality Two, Inc. became “self-advised” and the advisory agreement and property acquisition/disposition agreement between Apple Hospitality Two, Inc. and companies owned by Mr. Knight were terminated. In the disclosure added in response to your comment, we do note that there are certain factors pertaining to potential differences among programs that could be addressed, including the possibility that future programs could have more advantageous fee structures with respect to Mr. Knight.

12.	Clarify on pages 5 and 6 that Mr. Knight is the sole holder of the Series B shares and that any amendment to the articles of incorporation that may adversely impact the Series B convertible shares is subject to the approval of 2/3 of the Series B shares as mentioned on page 77.

The requested revisions have been made as indicated on page 7 of the current filing.

Compensation, page 8.

13.	Please include compensation, fees, profits and other benefits in connection with the termination or liquidation stage. Refer to Item 4.A. of Guide 5.

Please see our response to your Comment 14, immediately below. We have added additional disclosure to the “Compensation” section further explaining the Series B convertible preferred shares and the potential value associated with them.

14.	We note that the number of shares issuable to Mr. Knight upon conversion of the Series B shares are tied to the number of units sold in the offering and were sold at a nominal amount. We note also your statement that the preferred shares were issued to Mr. Knight as an incentive to work toward completion of the offering. In light of these facts, please tell why the potential issuance of shares should not be described as compensation here and throughout your filing, including the risk factor and management sections. It appears from Table II of your performance tables that similar preferred share issuances to Mr. Knight in prior programs were eventually recorded as “other fees.”

The Series B convertible preferred shares were issued to Mr. Knight on formation of the Company, at a time when the Company had no material assets. Accordingly, the Series B shares are in the nature of “founder’s shares” with no value as of the date of issuance. For financial reporting, tax and other purposes, the issuance of the Series B shares has not and will not prior to conversion be treated as compensation to Mr. Knight. Rather, expense related to issuance of the Series B shares to Mr. Knight will be recognized only at such time as the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering conversion of the Series B shares to common shares is probable. The expense at that time will be measured as the difference between the fair value of the common shares for which the Series B shares can be converted and the amount paid for the Series B shares. The issuance of the Series B shares and the potential economic value associated with their possible ultimate conversion into common shares are fully disclosed throughout the prospectus. Please see, for example, pages 7, 17-18, 33, 64-65 and 90-91 in the current filing.

August 1, 2005

Share Redemption Program, page 9

15.	In light of the fact that you will conduct offerings on a continued basis of shares at different prices, and because there will be more than one closing, please confirm here and in your discussion beginning on page 80 our understanding that the share redemption program will not commence until after the final closing of the offering of units.

The Company does propose to commence its redemption program after the expiration of one year from commencement of the offering, even if the offering is still continuing. In this regard, the Company notes the no-action letter received by Apple REIT Six, Inc. dated November 1, 2004 (a copy of which is enclosed) for an identical redemption program. Based upon this no-action letter and the fact that the Company’s redemption program will be identical to the redemption program of Apple REIT Six, Inc., it is the Company’s understanding that its proposal to commence the redemption program after one year would be permitted.

Please note that the Company has made certain other modifications to the terms of the redemption program. These are based on correspondence and telephone conversations between Company counsel and representatives of the staff, Division of Corporation Finance, Office of Mergers and Acquisitions. This correspondence and these discussions, which specifically concerned the redemption program of Apple REIT Six, Inc. (but whose redemption program is the same as the program of the Company), resulted in the staff indicating that the redemption program could follow the format described in the Behringer Harvard REIT et al., No-Action Letter Dated October 26, 2004. The other changes to the description of the Company’s redemption program are, therefore, based on these discussions with the staff and the Behringer Harvard REIT letter. A copy of this No-Action Letter is enclosed.

Risk Factors, page 10

16.	Please discuss the risks in connection with your tax opinion and the fact that you have not obtained an IRS ruling.

Disclosure responsive to your request has been added on page 13 of the current filing.

17.	We note that on pages 30 and 32 you state that you may enter into joint ventures. Please revise to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer’s financial condition.

The requested disclosure has been added on pages 25-26 of the current filing.

August 1, 2005

The compensation to Apple Seven Advisors and Apple Suites Realty…page 12

18.	Expand to disclose the amount of compensation payable to Apple Suites Realty in the event that the maximum debt amounts under your bylaws are incurred in each acquisition and the maximum offering is sold as disclosed on page 26, footnote 4.

The requested disclosure has been added on page 15 of the current filing.

There may be conflicts because of interlocking boards, page 13

19.	Please delete the mitigating language contained in the last two sentences of this risk factor.

The requested deletion has been made (page 16 of the current filing).

Our board may, in its sole discretion…page 17

20.	Discuss the extent to which your loans may be evidenced by a promissory note secured by a mortgage on your assets and that the recourse of those loans may include all of your assets as mentioned on page 34.

Additional disclosure has been added on pages 20-21 of the current filing.

You will be limited in your ability to sell your Units…page 18

21.	The first sentence in the text implies that the share redemption program will be available to shareholders following the first year of the offering, even where the offering is extending beyond one year. This appears to contradict your statement on page 9 indicating that the share redemption program will follow the closing of the offering.

The inconsistency between the disclosures on pages 10 and 18 of the original filing have been resolved. Please see pages 11-12 and 22-23 of the current filing and our response to Comment 15, above.

Use of Proceeds, page 24

22.	Please clarify how you have estimated that offering expenses will be 1.50% for purposes of the table on page 26 and whether that amount includes all organizational expenses. On page 25 you disclose that organization and offering expenses, when aggregated, should not exceed 15% of the amount raised in the offering. In light of this, and since selling and marketing expenses are estimated to total 10% of the offering in the table, it appears that the offering and organization expenses can be as high as 5%. Please revise or advise.

The amounts shown for “offering expenses” in the “Use of Proceeds” table on page 26 of the original filing (page 32 of the current filing) are the Company’s estimates of the maximum actual offering expenses (exclusive of the Selling Commissions and the Marketing Expense Allowance, which are presented separately). The number representing the Company’s estimate of expenses to be incurred in connection with the

August 1, 2005

issuance of the Units, set forth on II-1 of the Registration Statement, is less than this amount, but the estimates in the “Use Proceeds” Table are designed to include a substantial contingency which is not expected to be used. The referenced limitation on aggregate organizational and offering expenses at 15% of offering proceeds is based on a rule from the NASAA Statement of Policy regarding Real Estate Investment Trusts, which is imposed by some of the states in which the Company proposes to conduct its offering. It is not expected that this 15% amount will in any way reflect actual organizational and offering expenses, which, as indicated, are expected to be substantially below that amount.

Conflicts of Interest, beginning on page 29

23.	Please expand to discuss the potential conflicts arising among your executive officers who all serve as executive officers for the competing real estate programs as disclosed on page 44.

Additional disclosure has been added on pages 37 and 40 of the current filing.

24.	We note your general discussion of policies to address conflicts. Please describe the proposed method of dealing with each conflict. Refer to Item 5.A. of Guide 5. In particular, please describe how you intend to address the conflicts with respect to Apple REIT Six and the concurrent best efforts offering, the substantially similar investment policies, compensation structure, and interests. Please also discuss how affiliates will prioritize or allocate investment opportunities as well as their time and efforts between the very similar REITs.

Additional disclosure has been added on pages 39 and 40 of the current filing. We also note and confirm on a supplemental basis that the Company will not begin its offering of Units before the offering of Apple REIT Six, Inc. is concluded, and that it is not expected that the Company will begin to seek to acquire properties until Apple REIT Six, Inc. and any prior programs have completed their property acquisition phase. Thus, the Company will not offer Units at the same time that the offering of Apple Reit Six, Inc. is ongoing, and it is not expected that the Company will seek to acquire or acquire properties until after Apple Reit Six, Inc. (and any other prior programs) have previously completed their acquisition activities.

Conflicts of interest between us and Mr. Knight, page 31

25.	Tell us whether Mr. Knight is the guarantor on credit lines to other prior programs he promotes that may open him up to greater personal liability than that extended in the Apple Seven transaction. If so, please revise to discuss the conflict that may arise from Mr. Knight in devoting time to another program where his personal liabilities might be greater.

The Company hereby represents and advises that Mr. Knight is not a guarantor on any other credit lines to, or material debts or obligations of, any prior programs.

August 1, 2005

Available Information, page 41

26.	Please revise the street address and telephone number for the SEC Public Reference Room: 100 F Street, N.E., Washington D.C., 20549. Refer to Item 101(e)(2) of Regulation S-K.

The requested correction has been made on page 50 of the current filing. Thank you.

Management, page 42

27.	Please include your executive officers in the table on page 42.

The requested revision has been made in the table on page 51 of the current filing. Please note that as indicated therein, the indicated individuals are officers of the Company but are not employees of the Company.

28.	Please identify the members of management for Apple Seven Advisors and Apple Suites Realty and include biographies.

Please see the disclosure on page 57 of the current filing in response to this comment.

Prior Performance of Programs Sponsored by Glad[e] M. Knight, page 50

29.	Please expand the disclosure to describe any major adverse developments or conditions that were experienced by any prior programs. Refer to Item 8.A.2. of Guide 5.

Other than the reorganizations of certain prior privately-offered partnership programs already referred to in the cited section (see page 63 of the current filing), there are no major adverse developments or conditions experienced by any prior programs.

30.	Please expand your narrative summary to provide the aggregate dollar amount of properties purchased in prior programs. Refer to Item 8.A.1.(e).

The requested information has been added as indicated on pages 61, 62 and 63 of the current filing.

31.	Please also provide the information requested by Item 8A.4. in the narrative summary.

The requested disclosure has been added as indicated on page 62 of the current filing.

August 1, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 68

32.	Please disclose how the $400,000 in start-up costs will be spent. It appears that you have completed the steps required for organization and formation. Please also state whether you anticipate seeking additional sources of external liquidity beyond the $400,000 line of credit with Wachovia.

Disclosure responsive to this comment has been added on page 80 of the current filing. This disclosure also includes disclosure that the Company does not currently expect to seek additional sources of external liquidity beyond the $400,000 Wachovia line of credit.

33.	Please disclose the amount currently outstanding under the $400,000 line of credit.

The requested disclosure has been made on pages 6, 31 and 80 of the current filing.

Plan of Distribution – Page 71

34.	We note that David Lerner Associates also serves as underwriter for Apple REIT Six’s concurrent best efforts offering. Please tell us how the plan of distribution and sales efforts for this offering are affected, if at all, by the substantially similar Apple REIT Six offering.

As noted above in response to Comment 24, the Company’s offering of Units will not commence before the offering of Units by Apple REIT Six, Inc. is concluded.

Experience of Prior Programs, page 86

35.	Please disclose why Table IV is not included. Refer to Table IV in Appendix II of Guide 5.

Table IV has been added on page 107 in the current filing.

36.	Please disclose, here and on page 50, that past performance is not necessarily indicative of future results. Please consider adding a similar legend on each page of the prior performance tables.

The requested disclaimer has been added on pages 60 and 101 of the current filing. As suggested by the staff, a legend has been added on each page of the prior performance tables.

August 1, 2005

Signatures

37.	Please revise to identify your principal accounting officer.

The signature page has been revised to identify the principal accounting officer (Bryan F. Peery, Chief Financial Officer).

As indicated in your letter dated July 5, 2005, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated July 5, 2005.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying pre-effective Amendment to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

cc:	Charito A. Mittelman (SEC)

Yolanda Crittenden (SEC)

Glade M. Knight

David S. McKenney

Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

August 1, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, DC 20549

Apple REIT Seven, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-11

Registration No. 333-125546

Ladies and Gentlemen:

We are hereby submitting on behalf of Apple REIT Seven, Inc. (the “Company”) Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 pertaining to 91,125,541 Units (each Unit consists of one common share and one Series A preferred share).

Should you have any questions or require any additional documents or information please contact either Martin B. Richards at 804-775-1029 (mrichards@mcguirewoods.com) or David Kurzawa at 804-775-7471 (dkurzawa@mcguirewoods.com).

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

Attachment

cc:	Glade M. Knight

David S. McKenney

Peggy Kim, Esq.

Charito A. Mittelman, Esq.

Yolanda Crittenden